TARRANT APPAREL GROUP
                         3151 EAST WASHINGTON BOULEVARD
                          LOS ANGELES, CALIFORNIA 90023

                               September 19, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Scott Anderegg


         Re:      Tarrant Apparel Group
                  REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-136585)

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-136585) relating to the resale of up to 4,917,859 shares of Common Stock, no par value, of Tarrant Apparel Group (the "Company"), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Thursday, September 21, 2006 or as soon thereafter as possible.

         The Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         TARRANT APPAREL GROUP

                                         By:      /S/ CORAZON REYES
                                                  -----------------------
                                                  Corazon Reyes
                                                  Chief Financial Officer
cc:      John J. McIlvery, Esq.